

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 21, 2008

Mr. John W. Richardson
Executive Vice President and Chief Financial Officer
Qwest Corporation
1801 California Street
Denver, Colorado 80202

Re: **Qwest Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2007
        February 12, 2008
        File No. 1-03040

Dear Mr. Richardson:

    We have reviewed your supplemental response letters dated April 9, 2008 and May 2, 2008 as well as your filing and have the following comments. As noted in our comment letter dated March 31, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2007

Note 1: Business and Background, page 45

1. We note your response to prior comment 1. We believe that certain of your real estate costs should be classified as cost of sales. In this regard, we note that costs related to your fleet of vehicles and hosting centers appear to be directly related to the cost of providing services. Since these costs are incurred to deploy assets and service where you have the most need, this implies that these costs should be classified as cost of sales. We also believe that you should allocate all other costs related to the costs of service despite the fact that you do not believe that allocating such expenditures between two or more financial statement line items provides the financial statement reader with relevant insight into the nature of those specific underlying costs.

2. We note your response to prior comment 2. We believe that USF charges should be classified as cost of sales. Our belief is based on the following:

- the USF charges are directly attributed to the generation of your revenues;
- the USF charges are a condition of your license and related operations;
- the USF charges are based on a percentage of revenues;
- the reclassification does not appear to be a preferable treatment;
- the reclassification of the USF charges makes your cost of sales and implied gross margins less comparable to those in your industry; and
- the reclassification gives an impression of an improved gross margin where it does not exist.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director